Exhibit 12.1

EDGE PETROLEUM CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2006		2005	2004	2003	2002

RATIO OF EARNINGS TO FIXED CHARGES	(7.36	)(a)	22.59	18.22	7.81	1.59

(a)  The ratio indicates less than one-to-one coverage because earnings were inadequate to cover fixed charges for the period. The amount of the deficiency was $68.1 million for fixed charges.

EARNINGS AS DEFINED IN REGULATION S-K 229.305(d)(1)(C):
+ Pre-tax income (loss) from continuing operations	$(62,835,793)	$51,436,188	$23,384,275	$7,439,007	$1,222,805
+ Fixed Charges	8,146,129	2,292,708	1,317,478	1,056,118	1,021,182
+ Amortization of capitalized interest	—	—	—	—	—
Sub-total	(54,689,664)	53,728,896	24,701,753	8,495,125	2,243,987
– Interest capitalized	(5,260,949)	(1,943,335)	(701,654)	(244,503)	(623,413)
– Preference security dividend requirements	—	—	—	—	—
EARNINGS AVAILABLE FOR FIXED CHARGES	$(59,950,613)	$51,785,561	$24,000,099	$8,250,622	$1,620,574

FIXED CHARGES AS DEFINED IN REGULATION S-K 220.305(d)(1)(A):
+ Interest expensed	$2,499,735	—	331,399	678,805	143,280
+ Interest capitalized	5,260,949	1,943,335	701,654	244,503	623,413
+ Amortized premiums, discounts and capitalized expenses related to indebtedness	165,211	152,723	142,135	—	84,479
+ an estimate of the interest within rentalexpense	220,234	196,650	142,290	132,810	170,010
+ preference security dividend requirements (see note below)	—	—	—	—	—
TOTAL FIXED CHARGES	$8,146,129	$2,292,708	$1,317,478	$1,056,118	$1,021,182

Calculation of Estimated Interest Within Rental Expense:
Rental expense	734,114	655,500	474,300	442,700	566,700
Factor	30%	30%	30%	30%	30%
Interest on rental expense	220,234	196,650	142,290	132,810	170,010